UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

RAMAT GAN, ISRAEL - (May 16, 2023) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical Company, today announced financial results for the three months ended March 31, 2023.

The Company has an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS) and has decided, at this time, to explore collaboration with a strategic partner in order to execute the clinical trials. In parallel, the Company is looking to expand and identify additional assets to add to XTL’s portfolio.

We are currently operating in a period of economic uncertainty and capital markets disruption. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from any geopolitical tensions.

Financial Overview for Three Months Ended March 31, 2023

XTL reported approximately $1.9 million in cash and cash equivalents as of March 31, 2023 and approximately $1.0 million in other current assets (mainly marketable securities) compared to $2.1 million in cash and cash equivalents as of December 31, 2022 and approximately $1.7 million in other current assets (mainly marketable securities). The decrease of $0.2 million since December 31, 2022, in cash and cash equivalents derives from operating expenses.

Research and development expenses for the three months ended March 31, 2023 were $13 thousand compared to $6 thousand for the corresponding period in 2022. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and administrative expenses for the three months ended March 31, 2023 were $238 thousand compared to $243 thousand for the corresponding period in 2022. The decrease of $5 thousand considers as immaterial.

Finance expense, net for the three months ended March 31, 2023 were $668 thousand compared to finance income, net of $755 thousand for the corresponding period in 2022. The difference is primarily from revaluation of marketable securities and warrants to purchase ADS’s.

XTL reported an operating loss for the three months ended March 31, 2023 of $251 thousand compared to $249 thousand for the corresponding period in 2022. The Company reported a total loss for the period ended March 31, 2023 of approximately $919 thousand, compared to total income of $506 thousand in the corresponding period in 2022. The change is driven primarily by the revaluation of marketable securities and warrants as described above.

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands)

Unaudited Condensed Consolidated Statements of Financial Position

	March 31,	December 31,
	2023	2022
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,904	2,094
Marketable securities – InterCure Ltd.	972	1,627
Prepaid expenses and other current assets	66	85

	2,942	3,806

NON-CURRENT ASSETS:
Intangible assets, net	380	380

Total assets	3,322	4,186

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	241	187

Total liabilities	241	187

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital - ordinary shares of NIS 0.1 par value: authorized shares - 1,450,000,000 on March 31, 2023 and December 31, 2022; issued and outstanding: 544,906,149 on March 31, 2023 and December 31, 2022;	14,120	14,120
Additional paid in capital	146,326	146,326
Reserve from transactions with non-controlling interests	20	20
Accumulated deficit	(157,385)	(156,467)

Total equity	3,081	3,999

Total liabilities and equity	3,322	4,186

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands, except per share amounts)

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended
	March 31,
	2023	2022

Research and Development expenses	$(13)	$(6)
General and administrative expenses	(238)	(243)
Operating Loss	$(251)	$(249)

Revaluation of marketable securities	$(655)	$224
Revaluation of warrants to purchase ADS’s	-	537
Other finance income	12	3
Other finance expense	(25)	(9)

Finance income (expenses), net	(668)	755

Total comprehensive income (loss) for the period	$(919)	$506

Basic earnings (loss) per share (in U.S. dollars):	(0.000)	$0.001
Diluted earnings (loss) per share (in U.S. dollars):	(0.000)	$0.000

Weighted average number of issued ordinary shares (basic and diluted)	544,906,149	544,906,149

Significant events during the reporting period

On March 2, 2023, the Company’s shareholders approved the grant of options exercisable into 150,000 of the Company’s ordinary shares to one of the Company’s directors for an exercise price of NIS 0.0495 per share (USD 0.014 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options were fully vested on the day of grant.

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information, please see the peer reviewed article in Lupus Science and Medicine journal titled “Safety and efficacy of hCDR1 (Edratide) in patients with active systemic lupus erythematosus: results of phase II study”.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company. The Company’s lead drug candidate, hCDR1, is a clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for many patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 22, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2023	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer